UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras concludes the sale of the Papa-Terra Field

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Rio de Janeiro, December 22, 2022 – Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on 07/12/2021, informs that today it concluded the sale of the totality of its stake in the Papa-Terra production field, located in the Campos Basin, to the company 3R Petroleum Offshore S.A. (3R Offshore).

The operation was concluded with the cash payment of US$ 18.2 million to Petrobras, already with the adjustments foreseen in the contract. The amount received today is cumulative to the amount of US$ 6 million paid to Petrobras when the sale contract was signed. In addition to this value, Petrobras is expected to receive up to US$ 80.4 million in contingent payments, depending on future Brent prices and asset development.

With the conclusion of the transfer, 3R Offshore assumes the condition of operator of the Papa-Terra field, with a 62.5% stake, in partnership with Nova Técnica Energy Ltda. which holds the remaining 37.5%.

This disclosure complies with Petrobras’ internal rules and the provisions of the special procedure for assignment of rights on exploration, development and production of oil, natural gas, and other fluid hydrocarbons, provided for in Decree 9,355/2018.

This operation is in line with the company's portfolio management strategy and the improved allocation of its capital, aiming to maximize value and provide greater return to society. Petrobras continues to concentrate its resources on assets in deep and ultradeep waters, where it has shown a great competitive edge over the years.

About Papa-Terra field

The Papa-Terra field is part of the BC-20 concession and is located at a water depth of 1,200 m. The field started operating in 2013 and its average oil production in the last three months (September to November/2022) was 16.2 thousand bbl/day, through two platforms, P-61 of the TLWP (Tension Leg Wellhead Platform) type and P-63 of the FPSO (Floating Production Storage and Offloading) type, where all the production is processed.

About 3R Offshore

3R Offshore is a company controlled by 3R Petroleum Óleo e Gás S.A. (3R Petroleum), which is listed on the Novo Mercado of the Brazilian stock exchange and whose strategy is to revitalize mature offshore fields.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th floor– 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer